NO ACT

PE 12-28-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08040727

February 27, 2008

Received SEC
FEB 27 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/27/2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 28, 2007

Dear Mr. Gerber:

This is in response to your letter dated December 28, 2007 concerning the shareholder proposal submitted to Bank of America by the National Legal and Policy Center. We also have received a letter from the proponent dated January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046



RECEIVED

2007 DEC 31 PM 3:29

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 28, 2007 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the National Legal and Policy Center

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated November 19, 2007 (the "Proposal") from the National Legal and Policy Center (the "Proponent") for inclusion in the proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation provide an annual report concerning:

- "Policies and practices regarding the issuance of credit cards to individuals without Social Security numbers."

- "Policies and practices regarding the opening of financial accounts by persons using the Mexican government-issued *Matricula Consular* as identification."

- "Policies and practices to ensure that the Company's so-called SafeSend program is not used to facilitate money laundering, human smuggling, and/or other criminal activities."

- "Policies and practices regarding the lending of mortgage funds to individuals without Social Security numbers, and the extent to which such mortgages may be characterized as 'subprime'."

- "The amounts of financial support provided to 501(c)(3) and 501(c)(4) organizations."

With respect to the fourth bullet point above, it should be noted that, as a matter of policy, the Corporation is not a subprime lender.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its



predecessor, Rule 14a-8(c)(7). The portion of the Proposal describing the extent to which mortgages provided to individuals without Social Security numbers may be characterized as "subprime" may be excluded pursuant to Rule 14a-8(i)(3) as such proposal is vague and indefinite.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations. Insofar as the Proposal requests the Corporation to prepare a report concerning its policies regarding the provision of products and services to certain individuals and charitable contributions to particular groups, it involves the Company's ordinary business operations.

A. The Proposal relates solely to the Corporation's core products and services.

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 57 million consumer and small business relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and online banking with more than 23 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. In short, the Corporation's day-to-day business is the provision of financial services, including the extension of credit, financing and investment services, to its clients. Notwithstanding these facts, the Proposal attempts (i) to allow stockholders to determine the Corporation's credit policies, credit decisions, loan underwriting and customer relations, (ii) to determine when and to whom the Corporation can or cannot extend credit and (iii) to involve stockholders in the Corporation's contributions to specific organizations that the Proponent does not approve, specifically organizations that the Proponent believes support expanded legal rights for illegal aliens. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

The Extension of Credit and Credit Decisions are Part of the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range of credit and financial products and services to its customers. The extension of credit and provision of banking services require inherently complex evaluations, and are not matters about which stockholders, as a group, are in a position to properly and coherently oversee. Accordingly, it would not be appropriate for stockholders as a group to control these assessments. The Division has agreed that the decisions regarding the provision of particular products and services, including the extension of credit, to particular types of customers involves day-to-day business operations.

For example, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America I*"), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent sought to involve stockholders in credit decisions, the credit underwriting process and credit extension policies. The Proposal is no different. The Proponent wants to involve itself in the credit decisions and underwriting policies regarding the customers to which the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services and the nature of such services. Specifically, the Proponent wants to involve itself in the policies and practices regarding (i) "the issuance of credit cards," (ii) "the opening of financial accounts," (iii) the SafeSend (i.e., money wiring) program and (iv) "the lending of mortgage funds."

One of the Corporation's primary financial services is the provision of financing and loans to its individual and corporate customers. The Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, stockholders are generally not in a position to make an informed judgment regarding these policies. *See Citigroup* and *Bank of America I* discussed above; *Cash America International, Inc.* (March 5, 2007) (a proposal relating to the development of a suitability standard for loans made by a "pay day" lender, implementation thereof and assessment of the company's success in meeting such standard was omitted because it related to "credit policies, loan underwriting and customer relations"); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); *BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); and *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993) ("*Bank One*"), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company in *Bank One* to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, among the many ordinary business areas the Proposal addresses, the Proposal relates to the complex policies that the Corporation applies in making lending decisions.

The Provision of Other Banking Services is Ordinary Business. The Division has also found that proposals regarding the provision of other (non-lending) banking services and banking relationships are matters of ordinary business. In *Bank of America Corporation* (February 21, 2007) ("*Bank of America II*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of America II*, the proponent sought to prohibit a financial services company from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Citicorp* (January 26, 1990) ("*Citicorp I*"), the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2,

1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of financial banking services and customer relationships.

The Sale of a Particular Product or Service is Ordinary Business. In other non-banking contexts, the Division has consistently taken the position that the sale or distribution of a particular category or type of product or service, whether considered controversial or viewed as socially unacceptable by certain segments of the general population, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. As with the no-action letters discussed below, the Proposal relates directly to the sale by the Corporation of its products and services (i.e., financial services, including financing and investments, to clients). In *Marriott International, Inc.* (February 13, 2004) ("*Marriott*"), a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also, Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product); and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001) ("*AT&T*"), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a stockholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Albertson's, Inc.* (March 23, 2001), *Wal-Mart Stores, Inc.* (March 20, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising). The Division has also carried this position to other areas, including illegal drugs (*see Centura Banks* above), prohibiting the sale of guns and ammunition (*see Wal-Mart Stores, Inc.* (March 9, 2001)) and offensive imagery of different races or cultures (*see Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals, like the Proposal, regarding the sale of a particular product or service, even if controversial or viewed as socially unacceptable by certain segments of the general population, may be excluded because they relate to matters of ordinary business.

B. The decision regarding charitable contributions to specific groups is a proper function of management and involves ordinary business decisions.

The Proposal also requests that the Corporation provide an annual report containing information regarding "[t]he amounts of financial support provided to 501(c)(3) and 501(c)(4) organizations." Although the foregoing portion of the Proposal is facially neutral, the other resolutions that comprise the Proposal as well as the Proposal's supporting statement make clear that the proposed report is intended to target a particular kind of charitable organization, namely contributions to organizations that the Proponent believes seek expanded legal rights for illegal aliens.

The Division has consistently found that proposals requesting a company to refrain from making contributions to specific types of organizations relate to a company's ordinary business operations and may therefore be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See Pacific Telesis Group* (January 22, 1997) ("*Pacific Telesis*") (proposal relating to the disclosure of charitable contributions with an overall purpose inconsistent with the mandates of the company's "Corporate Community Development Program," such as contributions made to the Mexican American Legal Defense and Education Fund (MALDEF) and similar organizations); *Walgreen Co.* (October 20, 2006) (proposal that company disassociate itself and refrain from providing financial support to any "'gay games' or any other future activities supporting, proselytizing, promoting or encouraging homosexual activity or life style"); *BellSouth Corporation* (January 17, 2006) (proposal requesting that the board "make no direct or indirect contribution from the company to any legal fund used in defending any politician"); *Wachovia* (proposal recommending that the board disallow contributions to Planned Parenthood and related organizations); *Verizon Communications Inc.* (January 25, 2005) (proposal requesting that the board establish a policy to preclude financial support of "Jesse Jackson, the Citizenship Education Fund, Rainbow/PUSH Coalition, and any other nonprofit organization primarily identified with Jesse Jackson"); *The Boeing Company* (January 21, 2005) (proposal directing the company's "Gift Matching Program" to include the Boy Scouts of America as an "Eligible Organization"); *T. Rowe Price Group, Inc.* (December 27, 2002) ("*T. Rowe Price*") (proposal requesting the board not sponsor or contribute to non-profit groups that undermine the American war on terrorism); and *Aetna, Inc.* (February 23, 2002) (proposal relating to the company's "philanthropic contributions to organizations that promote 'larger government or more government regulation'").

Further, the Division has consistently permitted the exclusion of facially neutral proposals addressing charitable contributions under Rule 14a-8(i)(7) as relating to ordinary business if the statements surrounding the proposed resolution indicate that the proposal would serve as a stockholder referendum on donations to a particular charity or type of charity. *See Johnson & Johnson* (February 12, 2007) ("*Johnson & Johnson*"); *Pfizer Inc.* (February 12, 2007) ("*Pfizer*"); *Wells Fargo & Company* (February 12, 2007); and *Bank of America Corporation* (January 24, 2003) ("*Bank of America III*"). *See also American Home Products Corporation* (March 4, 2002) and *Schering-Plough Corporation* (March 4, 2002) (proposals requesting "that the board form a committee to study and report on the impact charitable contributions have on [the company's] business and share value" were excludable under Rule 14a-8(i)(7) because they related to "ordinary business operations (i.e., charitable contributions directed to specific types of organizations)." In *Johnson & Johnson* and *Pfizer*, proponents offered the same facially neutral proposal that requested the board "implement a policy listing all charitable contributions on the company's website." Notwithstanding the facially neutral language of the proposed resolution, the Division concurred with both Johnson & Johnson and Pfizer, Inc. that the proposal was excludable under Rule 14a-8(i)(7) because it related to the company's "ordinary business operations (i.e., contributions to specific types of organizations)." The preamble and supporting statements in both of these letters contained the following statements:

- "Whereas, our company has given money to charitable groups involved in abortion and other activities."
- "Whereas, our company is the subject of a boycott by Life Decisions International because of certain charitable contributions."
- "Whereas, some potential recipients of charitable funds promote same sex marriages."
- ". . . some [money] has gone to Planned Parenthood, a group responsible for almost two hundred fifty thousand abortions per year."

In *Wells Fargo*, the proponent wanted management to "list and post on the company website all the charitable organizations that are recipients of company donations." Despite the facial neutrality of the resolution, the preamble contained multiple references to abortion and homosexuality and further stated "[o]ur company refuses to make charitable contributions to the Boy Scouts of America." The Division found this proposal excludable under Rule 14a-8(i)(7) because it related to the company's "ordinary business operations (i.e., contributions to specific types of organizations)." In *Bank of America III*, a proposal requested that the company "refrain from making charitable contributions." This proposal was found excludable by the Division as it related to the company's "ordinary business operations (i.e., charitable contributions directed to specific types of organizations)." While the resolution found in this proposal was neutral on its face, the preamble and supporting statement disclosed the proponent's true intent:

- "Whereas, the company has given money to groups involved in abortion and other activities;
- "Whereas, our company is being boycotted by Life Decisions International and mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund because of our contributions to certain groups."
- ". . . [s]ome of the money has gone to Planned Parenthood, a group that was responsible for almost two hundred thousand abortions in the United States last year."

As in the preceding letters, the Proposal contains facially neutral language but the Proponent expresses a clear underlying intent that is not neutral. For instance, the Proposal is entitled "Illegal Immigration Policy Report," indicating the Proponent's underlying goal. Each of the other four resolutions in the Proposal, when read in conjunction with the supporting statement, also involves issues pertaining to illegal immigration. Read in context, it is clear that the resolution requesting information regarding charitable contributions actually seeks information regarding donations made to organizations that the Proponent believes are providing support for illegal aliens. The Corporation notes that if the Proponent were primarily interested in public disclosure of its charitable contributions, such information is already available. Charitable contributions made through the Bank of America Charitable Foundation and the Legacy MBNA Foundation, accounting for approximately 90 percent of the Corporation's charitable contributions, are made publicly available on each of these organization's Form 990 tax return. Finally, the supporting statement speaks directly of illegal immigration issues:

- "The Company appears to be one of the biggest corporate supporters of groups that advocate in favor of amnesty for illegal aliens and the issuance of driver's licenses to illegal aliens, according to annual reports for the Mexican American Legal Defense and Education Fund and the National Council of La Raza."
- "The Company has been denounced by numerous elected officials and commentators. . . . Shareholders have a right to know if management is endangering the Company's reputation, brand, and business by seeming to profit off of illegal immigration, a problem that is a huge burden on communities in every part of the country."

The Corporation is aware that in certain instances the Division has been unable to concur with the exclusion under Rule 14a-8(i)(7) of facially neutral stockholder proposals relating to charitable contributions in which a company argued that such proposal was actually directed to specific types of organizations. *See PepsiCo., Inc.* (March 3, 2006) and *Loews Corp.* (January 19, 2004). However, the Proposal is distinguishable from each of these proposals in that the supporting statements to such proposals contained only minimal or isolated references to a specific charitable organization or cause. By contrast, the Proposal is entitled "Illegal Immigration Report" and has a supporting statement that clearly addresses contributions being made to specific types of organizations. These references make clear the Proposal's true intent -- information regarding charitable contributions to organizations that the Proponent believes support increased legal rights for illegal aliens -- and overshadow the facial neutrality of the Proposal. The Corporation is further aware of the Division's failure to concur in exclusion under Rule 14a-8(i)(7) of a proposal that requested "the company refrain from making direct charitable contributions" in *Bank of America Corporation* (March 8, 2004). However, the proposal found in that letter did not (i) label the proposal as concerning a specific policy issue, (ii) expressly state that the Corporation supported any particular cause or group through its charitable donations or (iii) specifically claim that the Corporation had been denounced by others because of a certain corporate policy as is the case with the Proposal.

C. The Proposal's nexus to the Corporation's day-to-day business operations overrides any social policy considerations.

The Division on many occasions has permitted the exclusion of a proposal that is integral to the ordinary business operations of the company even though it raises an important social issue such as illegal immigration. More specifically, the Division has considered proposals that concerned the issue of immigration as recently as March 2007 and failed to preclude exclusion of an ordinary business proposal on the basis that immigration raised an overriding social policy issue. For example, in *The Western Union Company* (March 7, 2007) ("*Western Union*"), the proponent sought a "special review of the effect of the company's remittance practices on the communities served . . . and corporate giving practices." In that letter, the Western Union Company argued that specific issues involving immigrants living in the U.S., such as the issue of remittances, did not raise overriding social policy issues -- "the transaction fees paid by immigrants to send money home, the exchange rates that apply to those particular money transfer transactions and the charitable giving practices of large corporation are not 'sufficient significant social policy issues' that would take the Proposal outside the scope of Rule 14a-8(i)(7)." The proponent responded to Western Union's no-action request in a letter to the Commission that urged the Division to withhold no action relief on the basis that immigration is an overriding social policy issue. The proponent in *Western Union* emphasized, "Remittances as part of the larger immigration debate, like drug pricing, are a major issue of public policy. . . . Several prominent national institutions have made the remittance issue a central part of their work. . . The issue of remittances and immigration is a matter of significant social policy and the Proposal merits inclusion on this basis as outlined in the SEC's 1998 Exchange Release 34-40018." Notwithstanding the express arguments of the proponent concerning the direct connection between the proposal and the issue of immigration, the Division found the proposal excludable because it related "to Western Union's ordinary business operations." In another letter concerning immigration, *Pacific Telesis*, the Division permitted the exclusion of the proposal despite the fact that it concerned immigration. In that letter, the proponent sought information regarding the company's charitable contributions to the Mexican American Legal Defense and Education Fund as well as similar organizations involved in the issue of immigration. The proponent's supporting statement clearly highlighted the proposals direct connection to the issue of immigration, "[a] look at MALDEF'S own annual reports clearly shows an extremist ethnic organization pushing forth a broad radical political agenda. This includes: open borders, multilingual ballots, forced bilingual education, preferential academic admissions, Motor-Vehicle registration without verification of citizenship, opposition to enforcement of existing immigration laws, funding of the Southwest Votor [sic] Registration Project without citizenship requirements. Their agenda is . . . to weaken and change existing laws to allow increased legal and illegal immigration."

In other areas that may be deemed to raise social policy issues, the Division permitted the exclusion of proposals, such as it did in *Wachovia Corporation* (January 25, 2005) ("Wachovia"), *Minnesota Mining and Manufacturing Company* (February 19, 1998), *Colgate-Palmolive Company* (February 10, 1997) and *American Express Company* (February 28, 1992) that dealt with proposals that pertained to abortion. Further, in *Centura Banks* (*see above*), the Division permitted the exclusion of a proposal that involved the sale of illegal drugs, and in *T. Rowe Price* (*see above*), the Division allowed a proposal to be excluded that involved America's war on terrorism. Even in circumstances when a company's business closely related to a social issue, the Division has permitted the exclusion of a proposal if the proposal was intertwined with the company's ordinary business operations. For instance, in *Eli Lilly &Co.* (February 8, 1990), a proposal relating to the manufacture and distribution of an abortion-related drug, the Division found the proposal excludable under Rule 14a-8(i)(7) "since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the decisions involving choice of products to develop, manufacture and distribute)". Also, in *Hospital Corp. of America* (February 12, 1986) a proposal to prohibit "abortions at Company owned or managed facilities, except in limited circumstances" was found excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business. Similarly, the Corporation believes that the decision to provide financial services, such as bank accounts, credit cards, money wires and mortgages, or make charitable contributions is clearly within the day-to-day operations of the Corporation's business and may be excluded under Rule 14a-8(i)(7). As the Division has previously found that proposals involving immigration as well as other significant policy issues, such as abortion and the war on terrorism, to be excludable when the ordinary business considerations are so intertwined with the social policy issue so as to outweigh the importance of the social policy issue, so, too, should the Division permit the exclusion of the Proposal.

D. Conclusion.

The extension of credit, credit decisions and underwriting policies, as well as the provision of financial services, form the core of the Corporation's ordinary business operations. The Proposal seeks to limit those individuals with whom the Corporation may establish a customer relationship, which is an issue relating to the Corporation's extension of credit policy and is part of the Corporation's ordinary business operations. Further, decisions regarding charitable donations are central to the Corporation's ordinary business operations. The Board of Directors and management are in the best position to determine what policies are prudent to service the Corporation's clients and maintain the financial strength of the Corporation. Finally, the Board of Directors and management are in the best position to implement internal policies and procedures with regard to the extension of credit and services as well as decisions regarding charitable contributions. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit Prong 4 of the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

One of the Proposal's resolutions requests information concerning the "[p]olicies and practices regarding the lending of mortgage funds to individuals without Social Security numbers, and the extent to which such mortgages may be characterized as 'subprime'." As a matter of policy, it should be noted that the Corporation is not a subprime lender. However, this prong of the Proposal is vague and indefinite as there is no universally accepted definition for "subprime." The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability



guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would have been able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is being proposed regarding the report on "subprime" mortgages. This prong of the Proposal is not clearly presented, and the Corporation's stockholders should not be required to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of this prong of the Proposal as there is no universally recognized definition of "subprime." The Corporation believes that this prong of the Proposal is so inherently vague, ambiguous and indefinite that this prong of the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber

cc: Teresa M. Brenner
National Legal and Policy Center

Illegal Immigration Policy Report

Resolved: The shareholders request that the Company provide a report updated annually, omitting proprietary information and at reasonable cost, containing the following information:

1. Policies and practices regarding the issuance of credit cards to individuals without Social Security numbers.

2. Policies and practices regarding the opening of financial accounts by persons using the Mexican government-issued *Matricula Consular* as identification.

3. Policies and practices to ensure that the Company's so-called SafeSend program is not used to facilitate money laundering, human smuggling, and/or other criminal activities.

4. Policies and practices regarding the lending of mortgage funds to individuals without Social Security numbers, and the extent to which such mortgages may be characterized as "subprime."

5. The amounts of financial support provided to 501(c)(3) and 501(c)(4) organizations.

This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement:

The Company became embroiled in controversy in early 2007 when it appeared to be marketing credit cards to illegal aliens. This appearance is reinforced in several other ways.

The Justice Department and the FBI have concluded that the *Matricula Consular* is not a reliable form of identification, and that it is used primarily by illegal aliens. See http://www.fbi.gov/congress/congress03/mccraw062603.htm

According to the Company's 2005 annual report, a Company program called SafeSend "allows any customer with a checking account to send cash to anyone in Mexico—immediately and free of charge....No fees, cards or unfamiliar procedures are required, only proper identification." The cash is paid in pesos at 4,500 locations in Mexico.

The annual report states, "This innovation allows Bank of America to attract many new customers who have never dealt with a bank." How many U.S. citizens or legal residents have never dealt with a bank?

Moreover, criminals are increasingly laundering money through "microstructuring," or making multiple transactions of smaller amounts through retail banks and change houses in order to facilitate larger transactions. See *Forbes*, October 1, 2007, "Blood Money," and *Wall Street Journal*, September 21, 2007, "ATMs Become Handy Tool for Laundering Dirty Cash."

According to the Company's 2006 annual report, the Company markets mortgages to individuals "with no traditional credit history."

The Company appears to be one of the biggest corporate supporters of groups that advocate in favor of amnesty for illegal aliens and the issuance of driver's licenses to illegal aliens, according to annual reports for the Mexican American Legal Defense and Educational Fund and the National Council of La Raza.

The Company has been denounced by numerous elected officials and commentators. Reportedly, thousands of customers have closed their accounts. Shareholders have a right to know if management is endangering the Company's reputation, brand, and business by seeming to profit off of illegal immigration, a problem that is a huge burden on communities in every part of the country.

National Legal and Policy Center



"promoting ethics in public life"

January 10, 2008

VIA FEDEX OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to the Bank of America under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in response to a December 28, 2007 request from the Bank of America ("BoA") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

First, BoA failed to provide a timely copy of its December 28, 2007 request to the proponent. The letter is dated December 28, 2007 and is marked "**BY OVERNIGHT DELIVERY**." Yet it apparently was not sent to the proponent until December 31, 2007, via first class mail. (See Exhibit A.) Moreover, it was sent via Certified Mail, necessitating a visit to the Post Office by the proponent, which did not occur until January 8, 2008.

The truncated time for proponent's response places an unfair burden on the proponent and precludes a complete rebuttal to BoA's request. Nonetheless, we believe that BoA's request is without merit and that it should not be granted for several reasons that are obvious, even absent a more detailed proponent's response. They include:

1. Illegal immigration is clearly an issue of overriding social interest and concern. Indeed, public opinion polls show that behind the Iraq war and the economy, immigration is the most important issue for presidential primary voters.

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

2. Proponent's resolution is not aimed at "ordinary business." Whereas elements of BoA's business (i.e. credit cards) might be considered "ordinary" when considered alone, the resolution is aimed at the broader policy question of whether BoA is abetting illegal immigration. Since the Bank of America is in the banking business, any evaluation of this policy question will inevitably include consideration of specific BoA banking practices if they are demonstrative of a particular policy preference.

3. BoA's business practices cannot be considered "ordinary" in the context of the public controversy they have generated. In 2007, BoA's plan to issue credit cards to persons with no Social Security number prompted extensive media coverage and a firestorm of criticism. Members of Congress and presidential candidates encouraged citizens to close their BoA accounts. Municipalities and other jurisdictions announced that they would remove their accounts from BoA. The level of public hostility directed against BoA is perhaps unprecedented in the corporate history of banks in the United States.

4. Regarding the disclosure of charitable contributions, the SEC staff has repeatedly declined to issue no-action letters for proponent's same or similar resolutions when requested by other companies. See *Wal-Mart* (March 27, 2007); *Verizon* (February 19, 2007); *PepsiCo* (March 3, 2006).

5. The proposal is not "vague or indefinite" in regard to "subprime" mortgages. On one hand, BoA argues that "subprime" lending cannot be defined, but on the other hand argues that it is not a "subprime" lender. BoA cannot have it both ways.

   BoA might find the first line of the Wikipedia entry for "subprime lending" useful. It reads, "Subprime lending...is the practice of making loans to borrowers who do not qualify for the best market interest rates because of their deficient credit history."

   The proposal's reference to "subprime" was prompted by BoA's own annual report for 2006 that describes a BoA "innovation" called Community Commitment. (See Exhibit B.) The report states:

   "Besides having a reduced application fee, a Community Commitment mortgage requires no traditional credit history, and owners can put down as little as 1 percent of the purchase price for the down payment."

   It would be reasonable to conclude from the annual report, already mailed to each shareholder, that BoA engages in "subprime" lending. If BoA believes that it has not engaged in "subprime" lending, it may simply state so.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject BoA's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and BoA and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to BoA and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from BoA or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have been timely provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or BoA's no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,



Peter Flaherty
President

cc: William J. Mostyn III, Corporate Secretary, Bank of America
Andrew A. Gerber, Hunton & Williams

CERTIFIED MAIL™



7004 0750 0003 5228 5837


$ 01.31⁰
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MAILED FROM ZIP CODE


UNITED STATES POSTAGE
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LN 1-3

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP • BANK OF AMERICA PLAZA • SUITE 3500
101 SOUTH TRYON STREET • CHARLOTTE • NORTH CAROLINA • 28280

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

PETER FLAHERTY, PRESIDENT
NATIONAL LEGAL AND POLICY CENTER
107 PARK WASHINGTON COURT
FALLS CHURCH, VA 22046

RETURN RECEIPT
REQUESTED

1st Notice 1.3
2nd Notice 1.8
Return 1.18

Our Innovations

- **Mortgage Rewards™ saves a typical customer up to $2,000 in fees.**
- **Community Commitment™ helps those with limited income or credit.**
- **We guarantee the best value to our customers, or we pay them $250.**

For years, 25-year-old Diana Soto of Phoenix yearned to get off the rental treadmill. And then she had a reason to do so quickly: She and her two young children outgrew their one-bedroom apartment. But she calculated that she would not be able to afford her own home for years. "I had to stop renting," Soto recalled. "I thought that maybe, just maybe, I could qualify to buy my place, but all people would tell me is, 'No, you can't do that.' "

Then Soto met Bank of America Mortgage Loan Officer Herlinda Lopez, who moved Soto off the home-ownership sidelines and into the game.

"My first thought was, 'I've got to help make her dream come true,' " said Lopez.

Lopez knew that help — the Community Commitment™ mortgage — was available to Soto and thousands of others looking to buy their first homes, even people with low or moderate incomes and limited credit history. Besides having a reduced application fee, a Community Commitment mortgage requires no traditional credit history, and owners can put down as little as 1 percent of the purchase price for a down payment.

These loans have leveled the playing field in the real estate market, helping lower-income customers afford homes. And by removing the hurdles to home ownership for first-time buyers, Community Commitment mortgages have created greater stability for the community as a whole.

To Soto, what mattered most was not only finding a loan program that suited her financial circumstances, but also meeting a mortgage loan officer who could help her learn the ropes in the mortgage market. "All the time that I'm with Herlinda, I'm relaxed," said Soto. "She kept telling me, 'We can get this done.' " And they did.

Soto remembers walking into her new home for the first time. "I'm thinking, I can't believe I'm in my new house and that it's mine," she said. "I worked hard all my life, and now I have my house. It's incredible."

The Opportunity

- **$2.8 trillion in U.S. mortgages to be originated in 2007 industrywide**
- **10,000 associates in our banking centers coast-to-coast are enabled to originate mortgages**
- **$1.2 trillion domestic market for structured mortgage products**

Opportunities in the Mortgage Market

The mortgage business is one of Bank of America's clearest organic growth opportunities. In 2006, only 9.7 percent of our deposit customers who got a mortgage got it with us.

By expanding products and eligibility, eliminating fees and simplifying the mortgage process, we are building understanding among our 53 million customers that there are clear advantages to getting a mortgage with us.

In 2006, Bank of America expanded Mortgage Rewards™ to save home buyers on average $2,000 in closing costs. With Community Commitment™, we help more low- and moderate-income customers achieve home ownership. Through the innovative Best Value Guarantee, if we approve a customer for a mortgage and the customer chooses another lender — for any reason — we pay the customer $250. We are this confident in the quality of our mortgage products and services.

"Home ownership is central to the American dream. Mortgage financing must be a key strength for Bank of America to effectively serve all the financial needs of our customers," said Floyd Robinson, president of Consumer Real Estate. "We will take advantage of the strengths we have across the bank to bring the best mortgage solutions to our customers."

Over time, we will be able to distribute these mortgages to the fixed-income market, too. "It's important for the balance sheet to have self-originated assets," said Chief Investment Officer Ian Banwell. "It takes maximum advantage of our company's significant ability to gather deposits, and it facilitates greater financial innovation for customers."



FLOYD S. ROBINSON, LEFT, PRESIDENT, CONSUMER REAL ESTATE; IAN BANWELL, CHIEF INVESTMENT OFFICER

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 28, 2007

The proposal requests that the company provide a report disclosing the company's policies and practices regarding the issuance of credit cards to individuals without Social Security numbers, and other information specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,



Peggy Kim
Attorney-Adviser

END